UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

Commission file number 000-51372

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Omega Flex, Inc. 401(k) Profit Sharing Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Omega Flex, Inc.
451 Creamery Way
Exton, Pennsylvania 19341-2504

This Annual Report, including exhibits, contains 16 pages, numbered sequentially, including this cover page.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Financial Statements

As of and for the Years Ended

December 31, 2017 and 2016

And

Supplemental Schedule

As of December 31, 2017

Omega Flex, Inc.

401(k) Profit Sharing Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of Omega Flex, Inc. 401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Omega Flex, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP

We have served as the Plan’s auditor since 2010.

Blue Bell, Pennsylvania

June 29, 2018

Omega Flex, Inc. 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

As of December 31, 2017 and 2016

	2017	2016
Assets:
Investments, at fair value:
Pooled separate accounts	$8,562,538	$7,046,855
Registered investment companies	4,116,573	3,408,370
Omega Flex Inc. stock fund	1,050,774	779,427
Total investments, at fair value	13,729,885	11,234,652

Fully benefit-responsive investment contract, at contract value	2,752,182	2,545,846

Receivables:
Accrued income	3,236	11,875
Participant contributions	9,076	-
Other receivables	21,936	-
Employer matching contributions	29,841	17,774
Employer profit sharing contributions	337,740	320,551
Notes receivable from participants	446,783	482,445
Total receivables	848,612	832,645

Total assets	17,330,679	14,613,143

Liabilities:
Excess contributions payable	13,115	23,836

Total liabilities	13,115	23,836

Net assets available for benefits	$17,317,564	$14,589,307

The accompanying notes are an integral part of these financial statements.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2017 and 2016

	2017	2016
Additions:
Investment income:
Net appreciation in fair value of investments	$2,046,327	$1,090,176
Interest and dividend income	77,155	78,728
Total investment income	2,123,482	1,168,904

Interest income on notes receivable from participants	19,861	20,248

Contributions:
Employer contributions	591,913	493,520
Other contributions	21,936	-
Participant contributions	720,220	625,560
Rollover contributions	-	126,130
Total contributions	1,334,069	1,245,210

Total additions	3,477,412	2,434,362

Deductions:
Benefits paid directly to participants	742,963	146,260
Administrative expenses	6,192	5,912

Total deductions	749,155	152,172

Net increase in net assets available for benefits	2,728,257	2,282,190

Net assets available for benefits
Beginning of year	14,589,307	12,307,117
End of year	$17,317,564	$14,589,307

The accompanying notes are an integral part of these financial statements.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2017 and 2016

1.	Plan Description

(a) Organization

The Omega Flex, Inc. 401(k) Profit Sharing Plan (the “Plan”) is a defined contribution plan and was established effective January 1, 2005 for the benefit of employees of Omega Flex, Inc. (“Omega Flex” or “the Company”) and employees of its participating subsidiaries.

The following description of the Plan provides only general information. Participants in the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan has two components; a 401(k) account and a profit sharing account. Substantially all employees of the Company and its domestic subsidiaries are eligible to participate. Interns and Puerto Rican employees are not eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), (as amended) and the Internal Revenue Code (the “Code”).

(b) Participants’ Contributions – 401(k) Account

Participating employees may contribute to the Plan after the first of the month following the beginning of their employment with the Company. Participants are subject to automatic enrollment if no contrary election is made. The automatic deferral percentage is 3% of eligible compensation, increasing by 1% annually on the first day of the Plan year up to a maximum of 6%, unless otherwise elected by the participant. Contributions are made through payroll deductions which may range from 1% to 50% (subject to Code limitations) of such participant’s earnings (as defined), on a before-tax basis, an after-tax basis (for year 2005 only), or a combination thereof. Participants who are at least age 50 or older during a Plan year may make an additional “catch-up contribution” up to a specified dollar amount on a before-tax basis (subject to Code limitations).

The Plan accepts eligible rollover contributions from participants. If a participant has been a participant in another qualified plan, such participants may transfer his or her eligible account balance into the Plan.

(c) Company Contributions – 401(k) Account

To be eligible for a Company matching contribution, a participant must have completed one year of service.

Effective January 1, 2016, the Plan was amended to change the employer match formula to 50% of elective deferrals up to a maximum of 6% of eligible compensation per Plan year. Prior to January 1, 2016, matching contributions made by the Company were equal to 25% of the first 6% of such participants’ earnings contributed to the Plan.

For purposes of participant contributions and matched contributions, earnings are defined by the Plan document.

(d) Company Contributions – Profit Sharing Account

On an annual basis, the Company determines whether to make a discretionary Profit Sharing contribution to each eligible participant’s account (eligible participant is an employee that has completed one year of service), and determines the amount of such contribution. To receive Profit Sharing contributions for a given year, a participant must work at least 1,000 hours of service, as defined, during the plan year. Participants must be employed by the Company on the last day of the year to be eligible for the Profit Sharing contribution.

For the years ended December 31, 2017 and 2016, the Company made a contribution of 3% of each eligible participant’s compensation, to a maximum of $270,000 and $265,000 for 2017 and 2016, as set by Section 415 of the Code. For those participants who had compensation above the Social Security Wage Base, as defined ($127,200 for 2017 and $118,500 for 2016), an additional contribution of 3% of compensation was also made on compensation in excess of the Social Security Wage Base, but below the Section 415 limitation (i.e. for 2017, a 6% contribution on compensation between $127,200 and $270,000, and for 2016, a 6% contribution on compensation between $118,500 and $265,000).

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2017 and 2016

(e) Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f) Vesting

Participant contributions and rollover contributions, and earnings or losses thereon are fully vested at all times. Employer contributions and earnings or losses thereon are vested as follows:

Number of Years of Credited Service	Vesting Percentage
Less than 1 year	0%
1 year	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%

(g) In-Service and Hardship Withdrawals

While a participant is employed with the Company, a participant may make withdrawals in cash of amounts applicable to participant and employer contributions and compensation or losses thereon, subject to certain restrictions. A participant can take hardship withdrawals (certain medical expenses, purchase of a principal residence, tuition payment for post-secondary education, and payments to prevent eviction from a primary residence) as defined in the plan document. A participant’s hardship withdrawal will preclude the participant from making additional employee before-tax contributions to the Plan for a six-month period after the hardship withdrawal. Participant before-tax contributions and matching contributions can be withdrawn after attainment of age 59 1/2.

(h) Benefit Payments

A participant’s account balance under the Plan may be distributed upon retirement in one of two ways (as defined by the plan document): lump-sum distribution, or in monthly installments over the shorter of 15 years or the participant’s life expectancy, as elected (subject to limits imposed by the Internal Revenue Code).

Upon death, disability, or termination of employment, a participant (or the participant’s beneficiary) with $1,000 or more in vested benefits may elect to receive a lump-sum distribution equal to the participant’s vested account balance. A participant with less than $1,000 in vested benefits may elect a rollover to another qualified plan. If no choice is made, the Plan will automatically payout their vested distribution in a lump-sum.

(i) Notes Receivable from Participants

An eligible participant may borrow up to 50 percent of the value of his or her vested before-tax and after-tax account balance, subject to a minimum of $1,000 and a maximum of $50,000 reduced by the excess of the participant’s highest outstanding participant loan balance during the 12 previous months over the newly initiated loan balance. Loans for the purchase of a “principal residence” must be repaid in one to twenty years, at the participant’s option. Loans for all other purposes must be repaid in one to five years, at the participant’s option. These loans are made at the prevailing market interest rates equal to prime rate plus one percent. For 2017, the applicable loan rates ranged from 4.25% to 5.25%. For 2016, applicable loan rates ranged from 4.25% to 4.50%. No more than one loan from the Plan to a participant shall be permitted at any time. All principal and interest payments made by the participant are credited back to the participant’s account.

(j) Plan Expenses

The Company currently pays administrative expenses of the Plan, with the exception of certain asset based investment fees and loan origination fees. However, the Company has the right to charge future expenses to the Plan.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2017 and 2016

2.	Summary of Significant Accounting Policies

(a) Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as applied to defined contribution plans and in accordance with the terms of the trust agreement.

Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The financial statements include the fully benefit-responsive investment contract and its related activity on a contract value basis (see Note 4).

(b)	Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. These significant estimates include the fair values of investments. Actual results could materially differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments are reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation in the fair value of investments consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

(d)	Notes Receivable from Participants

Notes receivable from participants (participant loans for Form 5500 reporting purposes) are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

(e)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(f)	Payment of Benefits

Benefits are recorded when paid.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2017 and 2016

(g)	Forfeitures

Forfeitures of terminating participants are used to pay for Plan expenses or Company match. As of December 31, 2017 and 2016, there were $13,880 and $3,842, respectively, in allocated forfeitures available to pay Plan expenses and/or Company contributions. For the year ended December 31, 2017, $0 was used to reduce the Company’s contribution and $3,527 was used to pay Plan expenses. For the year ended December 31, 2016, $40,877 was used to reduce the Company’s contribution and $3,782 was used to pay Plan expenses.

(h) Subsequent Events

In connection with the preparation of the financial statements, the Plan and its management have assessed and reported on subsequent events through the date of issuance of these financial statements.

3.	Investments and Fair Value Measurements

The Plan applies FASB ASC 820, Fair Value Measurement (“ASC 820”). FASB ASC 820 provides a framework for measuring fair value and the disclosures about fair value measurements of assets and liabilities. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;

●	Quoted prices for identical or similar assets or liabilities in inactive markets;

●	Inputs other than quoted prices that are observable for the asset or liability;

●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2017 and 2016.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2017 and 2016

Pooled separate accounts:	Pooled separate accounts are valued at the net asset value (NAV) or equivalent based on units of the pooled separate accounts. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is generally based on the fair value of the underlying investments held by the pooled separate account less its liabilities. This practical expedient is not used when it is determined to be probable that the pooled separate account will sell the investment for an amount different than the reported NAV.

Registered investment companies:	Valued at the daily closing price as reported by the fund. Registered investment companies (mutual funds) held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. The mutual funds held by the Plan are deemed to be actively traded.

Omega Flex, Inc. stock fund:	Valued under a market approach at its year-end unit closing price (comprised of the year-end market price of shares of Omega Flex, Inc. common stock owned by Omega Flex, Inc. Stock Fund plus cash invested in money market fund assets.)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and 2016.

	Assets at Fair Value as of December 31, 2017
Description	Level 1	Level 2	Level 3	Total
Mutual funds	$4,116,573	$-	$-	$4,116,573
Omega Flex Inc. stock fund	-	1,050,774	-	1,050,774
	$4,116,573	$1,050,774	$-	5,167,347
Investments measured at NAV (a)				8,562,538
Investments at fair value				$13,729,885

	Assets at Fair Value as of December 31, 2016
Description	Level 1	Level 2	Level 3	Total
Mutual funds	$3,408,370	$-	$-	$3,408,370
Omega Flex Inc. stock fund	-	779,427	-	779,427
	$3,408,370	$779,427	$-	4,187,797
Investments measured at NAV (a)				7,046,855
Investments at fair value				$11,234,652

(a)	In accordance with Subtopic 820-10 as amended by ASU 2015-07, certain investments that were measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The Company evaluates the significance of various inputs to assess the appropriate classification of the Plan’s investments within the fair value hierarchy. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. Transfers between levels are evaluated for their significance based upon the nature of the investments and size of the transfer relative to the net assets available for benefits. For the years ended December 31, 2017 and 2016, there were no transfers between levels within the fair value hierarchy.

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2017:

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Pooled separate accounts	$8,562,538	$-	Immediate	None

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2017 and 2016

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2016:

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Pooled separate accounts	$7,046,855	$-	Immediate	None

The Plan has investments in various pooled separate accounts which invest in equity, fixed income, and target date funds. The objective of those investment vehicles invested in equity investments is to approximate the risk and return characterized by various indexes; to seek long term capital appreciation; provide diversified exposure representative of various segments of the U.S. or foreign equity market; and/or to seek income. The objectives of the investment vehicles invested in fixed income is to provide investment results that approximate the overall performance of certain bond indices and/or to provide a predictable rate of return while preserving the safety of capital and minimizing market risk. The objective of the investment vehicles invested in target date funds is to provide various levels of asset allocations which become more conservative over time so participants can stay with the same fund before and after selected retirement dates. These investment vehicles are generally redeemable at net asset value under agreements with the underlying investment vehicles. However, it is possible that these redemption rights may be restricted by these investment vehicles in the future in accordance with underlying agreements.

Due to the nature of the investments held by the investment vehicles, changes in market conditions and the economic environment may significantly impact the net asset value of the investment vehicles, and consequently, the fair value of the Plan’s interest in the investment vehicles. Furthermore, changes in the liquidity provisions of the funds may significantly impact the fair value of the Plan’s interest in the investment vehicles.

4.	Fully Benefit-Responsive Investment Contract

Prudential Contract

The Plan participates in the Prudential Guaranteed Income Fund (GIF), which by definition is considered to be a guaranteed investment contract, or GIC. The contract is an insurance company issued general account backed group annuity contract. There are not any specific securities in the general account that back the investments in this account. All transactions are at contract value, including discontinuance of the contract. In certain instances when total distributions or transfers in the GIF within a calendar year exceed pre-determined thresholds, transactions in the GIF may face certain restrictions, in accordance with the contract terms. This could potentially result in the GIF not being fully benefit-responsive in certain instances. Generally, there are not any events that could limit the ability of the Plan to transact at contract value paid within ninety days or contract value paid over time. There are not any events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different than contract value paid either within ninety days or over time. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to guaranteed investment contract. Contract value as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative fees. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balances at contract value.

The GIF is a traditional group annuity insurance product issued by Prudential Retirement Insurance and Annuity Company (“PRIAC”), Hartford, CT and is backed by the full faith and creditworthiness of the issuer. Guarantees are based on the claims-paying ability of PRIAC and not on the value of the securities within the insurer’s general account. The credit rating of the issuer at December 31, 2017 was A1 as reported by Moody’s Investors Service. Deposits made to the GIF are deposited in PRIAC’s general account. Payment obligations under the GIF represent an insurance claim supported by all general account assets. The GIF does not operate like a mutual fund, variable annuity product, or conventional fixed rate individual annuity product. Expenses related to the GIF are calculated by PRIAC and incorporated in the GIF crediting rate. Past interest rates are not indicative of future interest rates.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2017 and 2016

Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting. When establishing interest crediting rates for this product, Prudential considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula. The minimum credit rate under the contract is 1.50%. Key factors that could influence future average interest crediting rate include but are not limited to: participant directed cash flows; changes in interest rates; total return performance of the underlying contract; or default or credit failure of any of the investment contracts, or other investments held in the Plan.

5.	Omega Flex, Inc. Stock Fund

All fund options within the Plan are intended to be participant directed, which means that each participant may invest his or her contributions, and any Company matching contributions in any one of the investment funds offered under the Plan from time to time. In addition to a number of funds offered by the plan trustee, participants may elect to invest a portion of their contributions in an Omega Flex, Inc. stock fund that invests primarily in the common stock of Omega Flex, Inc.

6.	Related Party Transactions

The Omega Flex, Inc. Stock Fund holds shares of Omega Flex, Inc. common stock. The Plan also permits participant loans. In addition, the Plan invests in pooled separate accounts and a GIF managed by PRIAC, an affiliate of Prudential Bank & Trust, FSB (“PBT” or the “Trustee”). PRIAC is the custodian and record-keeper of the Plan. PBT is the trustee of the Plan. These transactions qualify as party-in-interest transactions. PBT, through PRIAC, provides certain administrative services to the Plan. PBT may receive revenue from mutual fund and pooled separate account service providers for services PBT provides to the funds. This revenue may be used to offset certain amounts owed to PBT for its administrative services to the Plan. If the revenue received by PBT from such mutual fund or pooled separate account service providers exceeds the amount owed as agreed to by PBT and the Plan for administrative services, PBT or its affiliates is to remit the excess to the Plan. Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participants. During the years ended December 31, 2017 and 2016, the related amounts deposited into the plan and included in the net appreciation in fair value of investments in the accompanying Statements of Changes in Net Assets Available for Benefits, were approximately $0 and $14,160, respectively. The Plan or Plan Sponsor may make a payment to PBT or its affiliates for administrative expenses not covered by revenue sharing. As of December 31, 2017, and 2016, there were $14,512 and $14,326, respectively, in unallocated revenue sharing accounts available to pay Plan expenses and/or to allocate to participants.

7.	Fund Management

Under the terms of a trust agreement the Plan assets are held and managed by PBT. PBT has full discretionary power over investment options in the Plan subject to the limitations thereon imposed by the investment objectives of the various funds and the provisions of ERISA. The Plan Administrator, as defined in the plan document, has full authority to control and manage the operation and administration of the Plan.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2017 and 2016

8.	Plan Termination

The Plan has no termination date and it is the Company’s current intention to continue the Plan indefinitely. However, the Company may terminate, amend, modify or suspend the Plan at any time subject to the provisions of ERISA. In the event of a plan termination, participants would become fully vested in the balance of their accounts and the plan assets would be distributed in accordance with the terms of the Plan.

9.	Tax Status of the Plan

The Internal Revenue Service has issued an opinion letter that the prototype plan document sponsored by The Prudential Insurance Company of America qualifies under the provisions of Section 401(a) of the Code. The Company has adopted this prototype plan and trust. The Plan has been amended since receiving the opinion letter. The Plan is designed to comply with applicable requirements of the Code and ERISA and is intended to be operated in compliance with such requirements.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

In 2015, a Voluntary Compliance Program (“VCP”) filing was submitted to the IRS by Prudential, the third-party plan administrator, pursuant to the IRS Employee Plans Compliance Resolution System (“EPCRS”) to correct automatic escalation contributions to certain participants. The IRS has reviewed the VCP filing and has approved a correction methodology, which requires contributions to affected participants from both Prudential and the Company. The Company has largely concluded its assessment and determined that Prudential is responsible for funding to the Plan $22,876, of which $21,936 was related to years prior to January 1, 2018, and is recorded as other contributions and other contributions receivable as of and for the year ended December 31, 2017. That assessment also determined that the Company was responsible for funding $22,890, of which $21,410 was related to years prior to January 1, 2018. The Company expects to use $14,431 of previously forfeited amounts to fund the contribution. As of and for the year ended December 31, 2017, the amount of $6,979 is included with employer contributions and employer matching contributions receivable. If there are any additional amounts to be funded to the Plan, including potential lost earnings, identified upon the conclusion of the assessment, those amounts are not expected to have a material impact to the financial statements of the Plan. All amounts identified are expected to be funded to the Plan by the end of 2018.

10.	Excess Contributions Payable

Contributions received from participants for 2017 and 2016 are net of payments of $13,115 made in 2018 and $23,836 made in 2017, respectively, to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. These amounts are also included in the Plan’s statements of net assets available for benefits as excess contributions payable at December 31, 2017 and 2016.

11.	Plan Amendments

Effective January 1, 2017, the Plan was amended and restated, to, among other matters, clarify the eligibility requirements for Company matching contributions.

Effective January 1, 2016, the Plan was amended to change the employer match formula to 50% of elective deferrals up to a maximum of 6% of eligible compensation per Plan year.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2017 and 2016

12.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500, which is filed by the Company with the Employee Benefits Security Administration, as of December 31:

	2017	2016
Net assets available for plan benefits per the financial statements	$17,317,564	$14,589,307
Total accrued income	(3,236)	(11,875)
Total employee, employer and other contributions receivable	(398,593)	(338,325)
Total excess contributions payable	13,115	23,836
Net assets available for plan benefits per Form 5500	$16,928,850	$14,262,943

The following is a reconciliation of net increase per the financial statements to the Form 5500 for the years ended December 31:

	2017	2016
Net increase per the financial statements	$2,728,257	$2,282,190
Change in accrued income	8,639	(1,983)
Change in total employee, employer and other contributions receivable	(60,268)	(13,402)
Change in total excess contributions payable	(10,721)	19,462
Net increase per Form 5500	$2,665,907	$2,286,267

SUPPLEMENTAL SCHEDULE

Omega Flex, Inc. 401(k) Profit Sharing Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2017

EIN: 23-1948942 Plan #: 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	Pooled separate accounts:
*	Prudential	Dryden S&P 500 Index Fund	$1,911,390
*	Prudential	Small Cap Value/Kennedy Capital Fund	1,015,520
*	Prudential	Mid Cap Growth/Time Square Fund	624,581
*	Prudential	Large Cap Value/AJO Fund	1,124,830
*	Prudential	Hi Yield Bond/Prudential Fund	458,536
*	Prudential	International Blend/AQR	1,533,082
*	Prudential	Retirement Goal 2010 Fund	98,438
*	Prudential	Retirement Goal 2020 Fund	215,966
*	Prudential	Retirement Goal 2030 Fund	444,360
*	Prudential	Retirement Goal 2040 Fund	847,472
*	Prudential	Retirement Goal 2050 Fund	288,363
			8,562,538
	Registered investment companies:
*	Prudential	Jennison Small Company A Fund	792,177
	John Hancock	Disciplined Value Mid Cap Fund	652,092
	Oppenheimer	Developing Markets A Fund	123,731
	JP Morgan	Core Bond A Fund	1,188,337
	Goldman Sachs	Structured Large Cap Growth A Fund	1,360,236
			4,116,573
	Group annuity contract
*	Prudential	Guaranteed Income Fund	2,752,182

	Separate account
*	Omega Flex, Inc. Stock Fund	Company stock separate account	1,050,774

*	Participant loans	Interest rates from 4.25% to 5.25% with maturities through November 2037	446,783

			$16,928,850

* Represents a party-in-interest to the Plan.

“Cost” is not required as all the investments are participant-directed. Cost for participant loans is $0.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Omega Flex, Inc. 401(k) Profit Sharing Plan

	By:	/s/ Geri Glazer
Geri Glazer Plan Administrator
June 29, 2018

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (No. 333 – 135515) on Form S-8 of Omega Flex, Inc. of our report dated June 29, 2018, relating to our audit of the financial statements and supplemental schedule of the Omega Flex Inc. 401(k) Profit Sharing Plan, which appears in this Annual Report on Form 11-K of the Omega Flex, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2017.

/s/ RSM US LLP

Blue Bell, Pennsylvania

June 29, 2018